January 11, 2012

Jay Williamson

Securities and Exchange Commission

Division of Corporation fFinance

100 F Street N.E.

Washington, DC 20549

Re:

VolitionRX Limited

Form 8-K

Filed October 13, 2011

File No. 000-30402

Form 8-K/A

Filed November 1, 2011

Dear Mr. Williamson:

VolitionRX Limited, a Delaware corporation (the “Company”), has received and reviewed your letter of November 23, 2011, pertaining to the Company’s Form 8-K (the “Filing”) filed October 13, 2011 and the Company’s Form 8-K/A filed November 1, 2011 with the Securities & Exchange Commission (the “Commission”).

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated November 23, 2011.

Form 8-K, filed October 13, 2011

General

1.

Please tell us and disclose the fiscal year end that will be adopted by the post merger entity.

RESPONSE:  Effective December 1, 2011, the Company’s Board of Directors approved a change in the Company's fiscal year end from August 31st to December 31st, as reported on the Company’s Current Report on Form 8-K filed with the SEC on December 1, 2011.

2.

Please amend your Form 8-K to update your financial statements of Volition Rx Limited for the quarter ended September 30, 2011. Also note that the Form 10-K for Standard Capital Corporation is due 90 days after year end (August 31, 2011) as the registrant remains subject to Exchange Act Rules requiring an annual report.

RESPONSE:  We have amended the Filing to include the unaudited consolidated financial statements of VolitionRX Limited for the nine months ended September 30, 2011 as Exhibit 99.03.  Additionally, the Company filed a Form 10-K for the year ended August 31, 2011 with the SEC on November 29, 2011.

3.

Please note that Item 2.01(f) and 5.01(a)(8) of Form 8-K require the provision of Form 10 information for Volition as it is the acquiring entity and the entity whose operations are more relevant on a going forward basis. In several places, such as under Financial Information on page 25, Executive Compensation on page 35, and Certain Relationships and Related Party Transactions and Director Independence on page 36, it is unclear whether you have presented information responsive to Items 303, 402(m)-(r), and 404(d) for Volition for the relevant periods. In this respect your attention is directed to comment one from our letter dated October 21, 2011. Please revise or advise, as appropriate.

RESPONSE:  We have revised the Filing throughout as requested.

150 Orchard Road

Orchard Plaza 08-02

Singapore 238841

4.

Please provide a separate section addressing Section 5.06 of Form 8-K Change in Shell Company Status.

RESPONSE:  We have revised the Filing to address Section 5.06 of Form 8-K Change in Shell Company Status.

Forward Looking Statements

5.

We note your references to Section 27A of the Securities Act and Section 21E of the Exchange Act. Be advised these sections expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that issue penny stock. Please either:

•

delete any reference to the Private Securities Litigation Reform Act; or

•

make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to your company.

RESPONSE:  We have revised the Filing to remove any references to Section 27A of the Securities Act and Section 21E of the Exchange Act.

Item 1.01

6.

Please address, in greater detail, the material terms of the share exchange agreement and the impact they may have on investors going forward. Without limit, we note Section 2.3 Outstanding and Future Issuances of Warrants of Volition, Section 5.2 Cancellation of SNDC Shares, and Section 5.3 Reverse Stock Split of SNDC.

RESPONSE:  We have revised the Filing on Page 2 to include the following language:

“On September 26, 2011, the Company, then under the name Standard Capital Corporation, and its controlling stockholders (the “Controlling Stockholders”) entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with Singapore Volition Pte Limited, a Singapore registered company (“Singapore Volition”) and the shareholders of Singapore Volition (the “Volition Shareholders”), whereby the Company acquired 6,908,652 (100%) shares of common stock of Singapore Volition (the “Volition Stock”) from the Volition Shareholders.  In exchange for the Volition Stock, the Company issued 6,908,652 shares of its common stock to the Volition Shareholders.   The Share Exchange Agreement contains customary representations, warranties and conditions to closing.  The Share Exchange Agreement closed on October 6, 2011.

Section 2.3 of the Share Exchange Agreement provides that there are 750,000 outstanding and unexercised warrants of Singapore Volition and Singapore Volition intends to issue an additional 900,000 warrants to its affiliates through a stock incentive plan.  As a result of the Share Exchange Agreement, each outstanding and unexercised warrant or option of Singapore Volition, by operation of law, became a warrant or option of the Company.  The exercise of these warrants would increase the amount of issued and outstanding shares of the Company’s common stock and cause the Company’s shareholders to suffer dilution in their ownership interests.  Additionally, this may dilute the book value of the common stock, and that dilution may be material.   Further, the resulting increase in the issued and outstanding shares of common stock of the Company may make it more difficult for shareholders of the Company to sell their shares on the market at a time and price that the shareholders deem appropriate.

Section 2.4 of the Share Exchange Agreement discloses that Singapore Volition is also a party to a Share Purchase Agreement (“Purchase Agreement”) with ValiRX PLC, a registered company of England and Wales (“ValiRX”) dated September 22, 2010 and subsequently amended on June 9, 2011. Pursuant to that Purchase Agreement, Singapore Volition shall purchase all of the shares held by ValiRX in ValiBio SA (“ValiBio”). In exchange for the ValiBio shares, Singapore Volition shall issue stock with a value of $1,110,000 USD in either Singapore Volition or, following the closing of the Share Exchange Agreement, in the Company, in accordance with the terms and provisions of the Purchase Agreement. On December 6, 2011, the Company issued shares of common stock with a value of $1,110,000 USD to ValiRX.  As a result of the share issuance, existing shareholders of the Company experienced dilution in their ownership interests.  The Company cannot predict what effect, if any, the share issuance will have on the market price of its common stock.

Sections 5.2 and 5.3 of the Share Exchange Agreement provide that, prior to the closing of the agreement, a total of 265,000 shares of common stock of the Company shall be cancelled and the Company shall complete a 0.6-for-1 reverse split of the Company’s then 2,020,000 issued and outstanding shares of common stock, resulting in 1,212,000 shares of the Company’s common stock issued and outstanding following the cancellation and reverse split.  Subsequently, the Company and Singapore Volition mutually agreed to modify the condition that the Company complete a reverse split and, in lieu thereof, that the Company shall cancel forty percent (40%) of the 2,020,000 shares of the Company’s then issued and outstanding common stock, resulting in 1,212,000 shares of the Company’s common stock issued and outstanding following the cancellation.  The material effect of the cancellations of shares is that the existing shareholders of the Company now have greater ownership interests in the Company and may have more influence or control and greater ability to delay, defer or prevent any potential changes in control of the Company.  However, with a smaller number of issued and outstanding shares of the Company, it may be more difficult for a strong public market for our common stock to develop and if it does not develop, investors may not be able to resell their shares of common stock and may lose all of their investment.  Further, a smaller public float may cause our stock price to be very volatile and fluctuate widely.

The foregoing summary description of the terms of the Share Exchange Agreement may not contain all information that is of interest to the reader. For further information regarding specific terms and conditions of the Share Exchange Agreement, this reference is made to such agreement, which is filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 29, 2011, and incorporated herein by this reference.”

Item 3.02

7.

Please expand to provide the information requested by Item 701(d) of Regulation S-K. In this regard you should specify the Securities Act section or rule under which you claim an exemption and briefly summarize the facts you relied upon to make the exemption available.

RESPONSE:  We have revised the Filing on Page 3 to include the following language:

“Exemption from Registration. The shares of common stock referenced herein were issued to the Volition Shareholders in reliance upon an exemption from registration afforded under Section 4(2) of the Securities Act for transactions by an issuer not involving a public offering, or Regulation D promulgated thereunder, or Regulation S for offers and sales of securities outside the U.S.  The Share Exchange Agreement is an exempt transaction pursuant to Section 4(2) of the Securities Act as the share issuance to the Volition Shareholders was a private transaction by the Company and did not involve any public offering.  Additionally, we relied upon the exemption afforded by Rule 506 of Regulation D of the Securities Act which is a safe harbor for the private offering exemption of Section 4(2) of the Securities Act whereby an issuer may sell its securities to an unlimited number of accredited investors, as ten (10) out of the thirty-eight (38) Volition Shareholders are “accredited investors” as that term is defined in Rule 501 of Regulation D.  Further, we relied upon the safe harbor provision of Rule 903 of Regulation S of the Securities Act which permits offers or sales of securities by the Company outside of the United States that are not made to “U.S. persons” or for the account or benefit of a U.S. person, as twenty-eight (28) of the thirty-eight (38) Volition Shareholders are not “U.S. persons” as that term is defined in Rule 902 of Regulation S.”

Item 5.01

8.

Please provide the percentage of voting securities now beneficially owned by the Volition shareholders. See Item 5.01(a)(3) of Form 8-K.

RESPONSE:  We have revised the Filing on Page 4 to include the following language:

“Immediately following the closing of the Share Exchange Agreement, the Volition Shareholders beneficially owned 85.08% of the voting securities of the Company.  The new shares of the Company's capital stock issued to the Volition Shareholders in connection with the Share Exchange Agreement were not registered under the Securities Act but were issued in reliance upon an exemption from registration afforded under Section 4(2) of the Securities Act for transactions by an issuer not involving a public offering, or Regulation D promulgated thereunder, or Regulation S for offers and sales of securities outside the U.S.  These securities may not be offered or sold absent registration or an applicable exemption from the registration requirements. Certificates representing these shares contain a legend stating the same.

The Share Exchange Agreement is being accounted for as a "reverse acquisition," as the Volition Shareholders own a majority of the outstanding shares of the Company's capital stock immediately following the closing of the Share Exchange Agreement. The Board of Directors and management, after the Share Exchange Agreement, are comprised of Singapore Volition’s management team. Furthermore, the operations of Singapore Volition are the continuing operations of the Company, therefore, Singapore Volition is deemed to be the acquirer in the reverse acquisition.”

9.

Please provide the information requested by Item 5.01(a)(6) of Form 8-K.

RESPONSE:  We have revised the Filing on Page 4 to include the following language:

“Immediately following the closing of the Share Exchange Agreement, the Volition Shareholders beneficially owned 85.08% of the voting securities of the Company.  The new shares of the Company's capital stock issued to the Volition Shareholders in connection with the Share Exchange Agreement were not registered under the Securities Act but were issued in reliance upon an exemption from registration afforded under Section 4(2) of the Securities Act for transactions by an issuer not involving a public offering, or Regulation D promulgated thereunder, or Regulation S for offers and sales of securities outside the U.S.  These securities may not be offered or sold absent registration or an applicable exemption from the registration requirements. Certificates representing these shares contain a legend stating the same.

The Share Exchange Agreement is being accounted for as a "reverse acquisition," as the Volition Shareholders own a majority of the outstanding shares of the Company's capital stock immediately following the closing of the Share Exchange Agreement. The Board of Directors and management, after the Share Exchange Agreement, are comprised of Singapore Volition’s management team. Furthermore, the operations of Singapore Volition are the continuing operations of the Company, therefore, Singapore Volition is deemed to be the acquirer in the reverse acquisition.”

Item 8.01

10.

Please provide a brief corporate history of Singapore Volition.

RESPONSE:  We have revised the Filing on Page 6 to include the following language:

“Singapore Volition (registration number 201016543R) was incorporated on August 5, 2010 in Singapore as a Limited Private Company.  The business plan of Singapore Volition is to acquire, develop and bring to production life science technologies.  Singapore Volition has two subsidiaries, Belgian Volition SA (formerly ValiBio SA), a Belgium registered company incorporated on July 23, 2007 (“Belgian Volition”), and HyperGenomics Pte Limited, a Singapore registered company incorporated on March 7, 2011 (“HyperGenomics Pte Limited”).  Singapore Volition purchased 99.9% of the shares of Belgian Volition from ValiRX PLC (“ValiRX”) pursuant to that certain Share Purchase Agreement with ValiRX dated September 22, 2010, and subsequently amended on June 9, 2011.  Copies of the Share Purchase Agreement and Amendment are attached hereto as Exhibits 10.08 and 10.15, respectively.  As a result, Belgian Volition became a subsidiary of Singapore Volition.  On March 7, 2011, Singapore Volition formed Hypergenomics Pte Limited as a wholly-owned subsidiary.”

Description of our Business, page 4

11.

Please revise the disclosure throughout your document to consistently characterize your development stage and the status of your proposed products. For example, on page five you state your “range of products will continue to expand” and refer to “existing products.” However, on page four and elsewhere you state you are a “development stage” company with no revenues. Your revised disclosure should address:

•

the status of tests under development, including milestones achieved and required to be achieved prior to commercialization;

•

the status of any required governmental approvals;

•

the detailed results of any efficacy studies conducted; and,

•

the timeframe and estimated expenditures required to commercialize your tests.

RESPONSE:  We have revised the Filing throughout to include the requested information.

12.

Provide the basis for your belief on page four that your “tests will be able to better detect and characterize cancer and other disease states than existing methods” given that you are a development stage company or remove such disclosure. Similarly, provide the basis for other statements made in the business section, such as the statement on page eight that you believe your tests will be adopted quickly in the healthcare market.

RESPONSE:  We have revised the Filing to include the following language:

Page 6:

“Currently, there are very few blood tests available to detect cancer. The current blood tests available are primarily the prostate specific antigen (“PSA”) test for prostate cancer and the septin-9 test for colon cancer. The PSA test has very poor diagnostic accuracy (detects approximately 70% of prostate cancers and misdiagnoses about 30% of healthy men as positive for cancer) but is widely used because it is the best product currently available. The septin-9 colon cancer test has better diagnostic accuracy (detects approximately 70% of colon cancers and misdiagnoses about 10% of healthy people as positive for cancer) but is extremely expensive and technically complex. There are currently no blood tests for lung cancer.  Pancreatic cancer is currently not detectable by any means prior to symptomatic presentation of the patient by which time the disease is advanced and the patient life expectancy is short (a matter of a small number of months).  Our early pilot clinical studies have demonstrated a high rate of detecting cancer, including in a small number (19) of patients, the ability to detect pancreatic, lung and colon cancer. Whilst these small pilot studies must be confirmed in larger clinical studies, these are promising findings. Due to the current unavailability of simple, accurate or affordable blood tests to detect cancer, we believe that our tests will be able to detect and characterize cancer and other disease states better than existing methods based on the outcomes we have received from our studies conducted to date.  Better detection and characterization of cancer and other disease states will provide better patient outcomes and contain healthcare costs.”

Page 11:

“Centralized laboratories test thousands of blood samples taken from patients everyday mostly using fully automated enzyme-linked immunosorbent assay (“ELISA”) systems, commonly known as random access analyzers, usually supplied by one of the global diagnostics companies.  Tests run on ELISA systems use components of the immune system and chemicals to detect immune responses in the body.  ELISA instruments are used in all major hospitals for the analysis of thousands of blood samples every day and can run dozens of different ELISA tests in any combination on any sample and for many samples simultaneously. The systems are highly automated and rapid (as little as 10 minutes for many tests), and can be run at low costs.  We anticipate that our tests will be adopted quickly in the healthcare market because all of our NuQTM products are ELISA tests.  ELISA tests are widely used throughout the U.S. and Europe and are well understood by clinicians and laboratory staff.  Thus, it is more cost-effective and technically simple for hospitals and clinics to run several blood samples simultaneously using our tests as compared to non-ELISA tests or alternative methods for screening cancer.  A typical example of an ELISA system is shown below in Figure 5.”

13.

Please provide the basis for the statement on page seven that the company will bring its suite of NuQ blood tests to the market at the end of 2011, given the governmental approvals that relate to your proposed products.

RESPONSE:  There is no government approval required to commercialize our products for research use only.

14.

We note several pictures relating to your proposed products, such as the mock-up of a typical kit on page seven. Please remove these pictures or revise to add language immediately following these photos to clarify the lack of a product to date and that there is no guarantee one will be developed.

RESPONSE:  We have revised the Filing to include the following language immediately following the photos of our proposed products:

“The above photograph is an illustration of the Company’s intended products.  To date, the Company has no products available for sale on the IVD or RUO market and there is no guarantee that any such products will be developed or commercialized on either market.”

15.

On page six and elsewhere you make statements concerning your proposed products and the results achieved to date. For example you state you have “developed tests for some of the major nucleosome varieties and [you] have shown [you] can detect the nucleosome patterns …” and “[t]o date, every blood sample taken from patients with cancer that [you] have tested is clearly positive in both of the NuQ-X tests (100%). All blood samples taken from healthy patients have tested clearly negative in both tests (0%). Please revise to substantiate all statements addressing the efficacy of your proposed products. Where such statements are based on the results of scientific studies, please clarify:

•

the nature and results of the studies performed, including the number of samples involved and the confidence levels associated with the results;

•

who was responsible for performing the studies;

•

whether the studies have been published in any peer reviewed journals

In addition, please provide us copies of any studies summarized.

RESPONSE:  We have revised the Filing on Page 9 to include the following language:

“Generally, one of the Company’s basic NuQ-XTM tests is used as a frontline test for the presence of nucleosomes in the blood for the detection of cancer. If this test is negative, there is no cancer and further testing is unnecessary. If the frontline NuQ-XTM test is positive, the patient may have cancer but further testing to detect cancer and to determine the specific subtype of cancer will need to be done using the other NuQ-X TM test, three of the NuQ-V TM tests and the NuQ-M TM test in conjunction (collectively called the “NuQTM panel”).

Early efficacy clinical studies of the frontline NuQ-XTM test and the NuQTM panel used in conjunction for the presence of circulating nucleosomes in the blood and for the determination of nucleosome structure have been carried out on 19 cancer patients (including lung, colon and pancreatic cancers), 20 healthy patient controls and 12 other disease patient controls (inflammatory bowel disease). Of these samples, the tests for the presence of circulating nucleosomes were positive for all 19 cancer patients tested and negative for all 20 healthy patients.  For the 12 other disease patient controls, some patients were positive for nucleosomes, however, the NuQTM panel was able to distinguish those nucleosomes from cancer nucleosomes.  The test results have shown that the NuQTM panel can distinguish between different nucleosome structures and can distinguish nucleosomes present due to cancer from those due to other diseases tested (if any such nucleosomes are present).

In these studies, a result was deemed positive if it met two criteria: (i) the level of circulating nucleosomes detected in the blood of a patient was elevated above the maximum level of the normal range expected of healthy people as commonly defined (the mean ± 2 standard deviations of the mean which statistically includes 95% of normal people); and (ii) the structure of the nucleosomes differed to those of healthy nucleosomes or of other diseases for which we have tested nucleosome structure to date. All tests were performed in duplicate and a positive result was obtained in both tests in all cases.  The studies were carried out by the Company’s scientists at its laboratory in Belgium using patient samples from two hospitals in Belgium and samples taken from healthy volunteers in the United Kingdom.  The results of these studies have not been published in a peer reviewed journal, although the Company intends to do so in 2012.”

16.

On page nine you state “[t]he potential total market size for NuQ self-tests is over a billion dollars annually, based on 30 million test sales worldwide per year.” You also indicate the potential market for your HyperGenomics tests would be in the hundreds of millions of dollars. Please provide the basis for these statements, given your development stage or remove these statements.

RESPONSE:  We have revised the Filing to remove these statements.

17.

We note several promotional statements throughout your document such as your page nine statement that your “hypergenomic technology has the potential to be as ground breaking and revolutionary as [your] NuQ suite of tests …” and your statement on page 11 that you “expect rapid growth as [your] products become standard …” Please revise to remove this and similar statements or provide us with the basis for your conclusion that your products are “ground breaking and revolutionary.”

RESPONSE:  We have revised the Filing to remove the statement that we “expect rapid growth as our products become standard.”  Further, we have revised the Filing on Page 13 to include the following language in regards to our HypergenomicsTM technology:

“The Company is in the process of developing HyperGenomicsTM tissue tests, which will be administered once cancer has been detected to accurately determine the specific subtype of disease and to help decide the most appropriate therapy. Selecting the correct treatment approach can significantly improve outcome, reduce side effects and deliver cost savings.  The HyperGenomicsTM tests for cancer will be performed on cancer tissue obtained either by biopsy or by surgical resection to determine the cancer subtype and to determine optimal treatment regimens.  We believe this HyperGenomicsTM technology has the potential to be groundbreaking because it has the potential to characterize individual tumors by epigenetic profiling at a very detailed and deep level in a cost effective way to facilitate personalized medicine in a manner that exceeds all current possibilities.  Currently, confirmation of the presence of cancer is done by cytology and immunocytochemistry which are time consuming and expensive.  Further, many biopsies taken to confirm the presence of cancer are negative and must be repeated.  For example, in the U.S. only 20% of biopsies taken to confirm breast cancer are positive (American Cancer Society; 2011).  Thus, there is a large potential market for the HyperGenomicsTM based test.

Currently, the HyperGenomicsTM product is in the prototype development stage.  The Company expects to work on the clinical proof of concepts and validations for the HyperGenomicsTM test in 2012.  Once the proof of concepts and validations are completed (expected end 2012), the Company will then perform beta-testing which shall take approximately six (6) months to complete and will cost approximately $50,000 USD.  The Company expects its HyperGenomicsTM test to be rolled out onto the RUO market in Europe and in the U.S. in 2013.  The Company intends to sell its HyperGenomicsTM based test for a similar price as Mammaprint, a molecular diagnostic tissue test for predicting breast cancer recurrence which has a list price of $3,200 USD.  The launch of our HyperGenomicsTM test into the IVD market in Europe and the U.S. will follow the commercialization of the test into the RUO market.  The estimated timeframe for its launch into the IVD market has not yet been determined and will depend upon the speed of clinical trials and market approval.”

18.

Discuss the lower regulatory barriers to the research market mentioned on page 10 and where you are in the regulatory process for the research market.

RESPONSE:  There are no regulatory barriers to enter the research market, however, before any of our intended products can be sold on the RUO market, they will need to successfully complete beta-testing.  The status of each product in our current product pipeline is discussed on Page 18 under the section entitled, “Product Development and Plan of Operations.”  Additionally, we have revised the Filing on Page 8 to include the following language:

“The RUO market does not require government approval, however, before any of our intended products can be sold on the RUO market, they will need to successfully complete beta-testing. This involves providing the products to a few laboratories to identify and correct any problems in the products.”

19.

Please provide a more detailed discussion of your plan of operations on page 10. Discuss in greater detail each milestone, the anticipated time frame, the estimated costs, and the impact that lack of funding will have upon the time frame.

RESPONSE:  We have revised the Filing as requested on Page 18 under the section entitled, “Product Development and Plan of Operations” to provide a more detailed discussion of our plan of operations.

22.

Your disclosure on page 11 under Intellectual Property indicates you have patents pending relating to several of your proposed tests. Please disclose the dates of the applications.

RESPONSE:  We have revised the Filing on Page 13 to include the dates of the patent applications.

21.

Discuss in greater detail the “certain standards” and “certain procedures” you must follow to receive the CE Mark. Discuss in greater detail the governmental approval process, as required by Item 101(h)(4)(viii) of Regulation S-K. In addition, discuss the estimated costs associated with the regulatory approval in the EU and in the United States.

RESPONSE:  We have revised the Filing on Page 16 to include the following language:

“Europe – CE Marking

Manufacturers in the European Union (“EU”) and abroad must meet CE Marking requirements, where applicable, in order to market their products in Europe.  The CE Mark certifies that a product has met EU health, safety, and environmental requirements which ensure consumer safety.

To receive the CE Mark, the Company must meet certain requirements as set forth in the In-Vitro Diagnostic Medical Devices Directive which applies to the Company’s diagnostic products.  The requirements to procure CE Marking for In-Vitro Diagnostic Medical products are: (i) analytical validation of the products (which can be retrospective clinical studies using biobank patient samples, i.e. blood samples from historic patients); (ii) clinical validation of the products; (iii) implementation of regulatory compliant manufacture; and (iv) certification from the International Organization for Standardization (this last requirement is not technically required but will aid the regulatory approval process in Europe and the U.S.).

The Company is currently engaged in requirements (i) and (ii) for the Company’s frontline NuQ-XTM test and the NuQTM panel.  Requirements (iii) and (iv) are general requirements that apply to all of the Company’s products.  In compliance with the In-Vitro Diagnostic Medical Devices Directive and the CE Marking process, the Company has ensured that all development and validation is carried out in a manner consistent with regulatory approval.  Additionally, the Company has maintained proper records so that its products can be approved as quickly and simply as possible.  The Company has engaged a regulatory advisor to lead in requirement (iv) for all of its products.  All of these requirements must be completed prior to the submission of an application for CE Marking.  The Company will submit applications, which will contain a dossier of all relevant analytical, clinical and manufacturing data following retrospective clinical studies which will require a total of approximately six (6) months to complete.  We estimate the cost of obtaining CE Marking will be approximately $500,000 USD per test.  The Company expects that CE Mark approval for the Company’s frontline NuQ-XTM test and NuQTM panel products will be achieved by the end of 2012, at which point the first sales of our clinical products could occur in Europe.

In Europe, IVD companies are able to self-certify that they meet the appropriate regulatory requirements and are subject to inspection for enforcement.   European national agencies, such as Customs authorities and/or the Departments of Health, Industry and Labor, conduct market surveillance to ensure the provisions of the applicable Directive have been met for products marketed within the European Union. In pursuit of this goal, surveillance authorities will: i) visit commercial, industrial and storage premises on a regular basis; ii) visit work places and other premises where products are put into service and used; iii) organize random checks; and iv) take samples of products for examination and testing.  If a product is found to be noncompliant, corrective action will depend on and be appropriate to the level of noncompliance.  Others responsible for the noncompliance of the product will be held accountable as well. Penalties, which may include imprisonment, are determined by national law.”

22.

Please discuss the material terms of the license agreements and the material terms of the acquisition of the patent application for the endometriosis test in June 2011. See Item 101(h)(4)(vii) of Regulation S-K.

RESPONSE:  The material terms of the license agreements are discussed under the section “Material Contracts of Singapore Volition and its Subsidiaries” and copies of the agreements are attached to the Filing as Exhibits 10.08 and 10.15.  Additionally, we have revised the Filing as follows:

Page 23:

“On September 22, 2010, Singapore Volition entered into a Share Purchase Agreement (“Agreement”) with ValiRX, pursuant to which Singapore Volition shall purchase all shares held by ValiRX in ValiBio.  In exchange for the ValiBio shares, Singapore Volition shall pay $400,000 USD to ValiRX in four equal payments and $600,000 USD due by issuance of common shares in Singapore Volition as set forth in the agreement.  A copy of the Share Purchase Agreement is attached hereto as Exhibit 10.08.”

Page 24:

“On June 9, 2011, Singapore Volition and ValiRX entered into a Supplementary Agreement to the Share Purchase Agreement between the parties dated September 22, 2010 (“Supplemental Agreement”), pursuant to which ValiRX shall transfer ownership of the ValiRX patent application for the “Method for Detecting the Presence of a Gynecological Growth” to Singapore Volition for additional consideration as set forth in the agreement. A copy of the Supplemental Agreement is attached hereto as Exhibit 10.15.”

23.

We note the disclosure in the last risk factor on page 21 regarding the handling of hazardous materials and that you may be subject to environmental liability. Please provide the disclosure required by Item 101(h)(4)(xi) of Regulation S-K.

RESPONSE:  We have revised the Filing to remove this risk factor as the business operations of the Company do not currently involve the handling of hazardous materials.

24.

Please clarify the material terms of the Soft Repayable Grant and loan referred to on page 15.

RESPONSE:  We have revised the Filing on Page 23 to include the following language:

“On March 16, 2010, ValiBio entered into a Soft Repayable Grant Advance on the Diagnosis of Colorectal Cancer by “NucleosomicsTM” (“Loan Agreement”) with the Walloon Region government in Belgium (“Walloon Region”), wherein the Walloon Region agreed to provide up to a maximum of €1,048,020 EUR to help fund the research endeavors of ValiBio, including the development and clinical validation process of a tool for screening/early diagnosis of colorectal cancer based on the NucleosomicsTM” technology.  The Walloon Region agreed to provide working capital of €419,280 EUR, which was received by ValiBio in January 2011.  ValiBio will be obligated to pay a minimum of €314,406 EUR if the project is deemed to be a failure under the terms of the Loan Agreement.  If the project is deemed a success, ValiBio will pay both the minimum of €314,406 EUR and a 6% royalty on all relevant sales to the Walloon Region.  The maximum amount payable due to the Walloon Region is twice the amount of funding received.  A copy of the Loan Agreement is attached hereto as Exhibit 10.05.”

25.

Please provide the disclosure requested by Item 101(h)(4)(x) and (xii) of Regulation S-K.

RESPONSE:  We have revised the Filing on Page 7 to include the following language:

“The Company is responding to the need for early, accurate diagnostic tests with its proprietary NucleosomicsTM (“NuQTM”) technology and other products.  The Company intends to expand its range of products over the next 5-10 years with both general and specific cancer tests, on increasingly simple formats.  For the year ended December 31, 2010, the Company spent $79,126 on research and development activities.  For the nine month period ended September 30, 2011, the Company spent $506,218 on research and development activities.  None of these costs are borne directly by customers as the Company is in the development stage and does not have any customers.”

Risks Associated with our Business, page 20

26.

We note your page 22 risk factor that you rely on third parties to manufacture and supply your products. In an appropriate location, please summarize the material terms of these arrangements. In addition, please file any material agreements.

RESPONSE:  We have revised the Filing on Page 30 to include the following language:

“We will rely on third parties to manufacture and supply our intended products. Any problems experienced by these third parties could result in a delay or interruption in the supply of our products to our customers, which could have a material negative effect on our business.

We will rely on third parties to manufacture and supply our intended products.  The manufacture of our intended diagnostic products will require specialized equipment and utilize complicated production processes that would be difficult, time-consuming and costly to duplicate.  If the operations of third party manufacturers are interrupted or if they are unable to meet our delivery requirements due to capacity limitations or other constraints, we may be limited in our ability to fulfill our future sales orders.  Any prolonged disruption in the operations of third party manufacturers could have a significant negative impact on our ability to sell our products, could harm our reputation and could cause us to seek other third party manufacturing contracts, thereby increasing our anticipated development and commercialization costs.  In addition, if we are required to change manufacturers for any reason, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards required by the FDA and with all applicable regulations and guidelines. The delays associated with the verification of a new manufacturer could negatively affect our ability to develop products or receive approval of our products in a timely manner.   As of the date of this Report, we have not entered into any agreements with third party manufacturers for the manufacture of any of our products.”

Security Ownership of Certain Beneficial Owners and Management, page 28

27.

Please provide the disclosure required by Item 403(b) of Regulation S-K. For instance, we note that you have not provided the disclosure for each director individually. In addition, please include Mr. Rootsaert in the table individually, since he is the beneficial owner of the shares held by Concord International. Lastly, the amount owned by officers and directors as a group should be revised to reflect the shares beneficially owned by officers and directors, such as the shares held through Concord International.

RESPONSE:  We have revised the Filing on Page 36 as requested.  Mr. Rootsaert is not the beneficial owner of the shares held by Concord International.

Directors and Executive Officers, page 29

28.

It is unclear whether your executive officers were involved with Singapore Volition prior to the share exchange agreement. If so, please revise the disclosure in this section to provide the information required by Item 401(e) of Regulation S-K for each executive officer, and as applicable scientific executives.

RESPONSE:  We have revised the Filing on Page 39 to indicate whether our executive officers and scientific executives were involved with Singapore Volition prior to the Share Exchange Agreement.

29.

Please provide the business experience for Mr. Innes for the past five years. The only disclosure provided for that time period were non-executive board positions. Similarly, provide more specific business experience for Mr. Alexander.

RESPONSE:  We have removed the biography for Kevin Alexander, as he resigned as a Director of the Company on December 6, 2011.  In regards to Mr. Innes, prior to becoming a Director of Singapore Volition on August 18, 2010, Mr. Innes only held non-executive board positions from 2000 to 2010.  We have revised the Filing on Page 40 to include the following language:

“GUY ARCHIBALD INNES.  Guy Archibald Innes is a Chartered Accountant and a member of the Institute of Chartered Accountants in England and Wales. Mr. Innes has extensive experience in financing and managing technology companies, which he gained from serving as a non-executive director on the board of companies such as ProBio Inc. from 2000 to 2006, Magellan Copper & Gold Plc. from 2007 to 2010, and Carbon Mining Plc. from 2007 to 2010.  While serving as a non-executive director for these companies, Mr. Innes was responsible for the development of corporate strategy and the implementation of financial controls and risk management systems.  Prior to holding these directorships, Mr. Innes had a long career in banking and private equity, including advisory roles with Baring Brothers & Co. Limited in London and Paris from 1984 to 1995, where he was involved in executing and advising on national and international mergers & acquisitions, but also IPOs and capital raising; Baring Private Equity Partners Limited in London and Singapore from 1995 to 1997, where he was involved in the setting up, recruiting of managers and capital raising for an Asian media and communications private equity fund; and Quartz Capital Partners Limited from 1997 to 2000, where Mr. Innes served as Head of Corporate Finance and was responsible for managing the corporate finance department and leading the transactions undertaken by Quartz including IPOs, private placements and mergers and acquisitions.  Prior to the Share Exchange Agreement, Mr. Innes served as a Director of Singapore Volition since August 18, 2010.  The Board of Directors of the Company believed Mr. Innes’ technical, financial and managerial background would be beneficial to the growth of the Company.”

30.

Please remove the financial information regarding prior business experience, as such information does not present the complete financial information about those companies or transactions.

RESPONSE:  We have revised the Filing to remove the financial information.

Certain Relationships and Related Party Transactions, and Director Independence, page 36

31.

We note your disclosure that, on May 31, 2011 “officers, directors, and their family members acquired 12%” of your stock. Please name the purchasers and disclose the price per share paid as well as the number of shares purchased.

RESPONSE:  We have revised the Filing to remove this disclosure.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 37

32.

Please provide the information requested by Item 201(a)(iii) of Regulation S-K.

RESPONSE:  We have revised the Filing on Page 49 to include the following language:

“The following table sets forth the high and low bid prices for our Common Stock per quarter as reported by the OTCBB for 2010 and 2011 based on our fiscal year end December 31. These prices represent quotations between dealers without adjustment for retail mark-up, markdown or commission and may not represent actual transactions.

	First Quarter (Jan. 1 – Mar. 31)	Second Quarter (Apr. 1 – Jun. 30)	Third Quarter (Jul. 1 – Sept. 30)	Fourth Quarter (Oct. 1 – Dec. 31)
2011 – High	0.25	0.25	0.25	5.00
2011 – Low	0.25	0.25	0.25	0.25
2010 – High	0.25	0.25	0.25	0.25
2010 – Low	0.25	0.25	0.25	0.25

Description of the Registrant’s Securities, page 38

33.

Please provide the disclosure required by Item 202 of Regulation S-K.

RESPONSE:  We have revised the Filing on Page 50 to include the following information:

“Common Stock

Pursuant to the Company’s Certificate of Incorporation and amendment(s) thereto, the aggregate number of shares which the Company shall have authority to issue is two hundred million (200,000,000) shares of common stock, par value $0.001 per share.

Preferred Stock

There are no authorized shares of preferred stock.

Voting Rights

Except as otherwise required by law or as may be provided by the resolutions of the Board of Directors authorizing the issuance of common stock, as hereinabove provided, all rights to vote and all voting power shall be vested in the holders of common stock.  Each share of common stock shall entitle the holder thereof to one vote.

No Cumulative Voting

Except as may be provided by the resolutions of the Board of Directors authorizing the issuance of common stock, cumulative voting by any shareholder is hereby expressly denied.

Conversion, Preemption, Preferential Rights, Redemption, Sinking Fund Provisions

No shareholder of the Company shall have, by reason of its holding shares of any class or series of stock of the Company, any conversion, preemptive or preferential rights to purchase or subscribe for any other shares of any class or series of the Company now or hereafter authorized, and any other equity securities, or any notes, debentures, warrants, bonds, or other securities convertible into or carrying options or warrants to purchase shares of any class, now or hereafter authorized whether or not the issuance of any such shares, or such notes, debentures, or bonds or other securities, would adversely affect the dividend or voting rights of such shareholder.  There are no redemption or sinking fund provisions applicable to the common stock.

Dividends

The holders of common stock shall be entitled to receive when, as and if declared by the Board of Directors, out of funds legally available therefore, dividends payable in cash, stock or otherwise.

Rights upon Liquidation, Dissolution or Winding-Up of the Company

Upon any liquidation, dissolution or winding-up of the corporation, whether voluntary or involuntary, the remaining net assets of the Company shall be distributed pro rata to the holders of the common stock.

We refer you to our Certificate of Incorporation, any amendments thereto, Bylaws, and the applicable provisions of the Delaware General Corporations Law for a more complete description of the rights and liabilities of holders of our securities.”

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 38

34.

We note that Standard Capital Corporation and Singapore Volition PTE, Ltd. Both engaged different independent auditors prior to the merger. Please confirm who the independent auditor will be going forward for the combined company. A reverse acquisition always involves a change in accountants unless the same accountant audited the pre-merger financial statements of both the operating company and the registrant. The independent accountant that will no longer be associated with the registrant’s financial statements is considered the predecessor accountant. Please revise your Form 8-K to include the required disclosures in Item 304 of Regulation S-K.

RESPONSE:  The independent auditor for the combined company going forward will be Sadler, Gibb & Associates, LLC.  We have revised the Filing on Page 52 to include the following language:

“On November 29, 2011, Sadler, Gibb & Associates, LLC (“SG&A”) was engaged as the registered independent public accountant for the Company and Madsen & Associates, CPA's Inc. (“M&A”) was dismissed as the registered independent public accountant for the Company. The decisions to appoint SG&A and dismiss M&A were approved by the Board of Directors of the Company on November 23, 2011.

Other than the disclosure of uncertainty regarding the ability for us to continue as a going concern which was included in our accountant’s report on the financial statements of the Company for the years ended August 31, 2011 and 2010, M&A’s reports on the financial statements of the Company for the years ended August 31, 2011 and 2010 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. For the two most recent fiscal years and any subsequent interim period through M&A's termination on November 29, 2011, M&A disclosed the uncertainty regarding the ability of the Company to continue as a going concern in its accountant’s report on the financial statements.

In connection with the audit and review of the financial statements of the Company through November 29, 2011, there were no disagreements on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with M&A's opinion to the subject matter of the disagreement.

In connection with the audited financial statements of the Company for the years ended August 31, 2011 and 2010 and interim unaudited financial statements through November 29, 2011, there have been no reportable events with the Company as set forth in Item 304(a)(1)(v) of Regulation S-K.

Prior to November 29, 2011, the Company did not consult with SG&A regarding (1) the application of accounting principles to specified transactions, (2) the type of audit opinion that might be rendered on the Company’s financial statements, (3) written or oral advice was provided that would be an important factor considered by the Company in reaching a decision as to an accounting, auditing or financial reporting issues, or (4) any matter that was the subject of a disagreement between the Company and its predecessor auditor as described in Item 304(a)(1)(iv) or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K.

The Company provided a copy of the foregoing disclosures to M&A prior to the date of filing of a Current Report on Form 8-K on November 30, 2011 (the “Form 8-K Report”), and requested that M&A furnish it with a letter addressed to the Securities & Exchange Commission stating whether or not it agreed with the statements in the Form 8-K Report. A copy of the letter furnished in response to that request was filed as Exhibit 16.1 to the Form 8-K Report and is incorporated herein by reference.”

Exhibits

35.

Exhibits 3.01(b), 10.01, 10.02, 10.03, 10.04, 10.05, 10.06, 10.07, 10.08, 10.09, 10.10, 10.11, 10.12, 10.13, and 10.14 are filed in an improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable format. Refer to Rule 102(a) of Regulation S-T and Section 2.01 of Volume II of the EDGAR Filer Manual. Please revise.

RESPONSE:  We have re-filed the Exhibits in WORD format.

36.

We note several of your exhibits, including 10.05 and 10.06 appear to be filed in French. Please revise to file English translations, as required by Rule 12b-12(d)(2) of the Exchange Act.

RESPONSE:  We have re-filed the Exhibits in English in WORD format.

37.

Please file the Letter of Appointment with Dr. Faulkes on July 13, 2011 as an exhibit.

RESPONSE:  We have filed the Letter of Appointment with Dr. Faulkes as Exhibit 10.19 to the Filing.

38.

We note that Exhibits 10.01, 10.04, and 10.12 have redacted portions of the exhibit without filing a confidential treatment request pursuant to Rule 24b-2. Please either file the exhibits in their entirety or file a confidential treatment request.

RESPONSE:  We have filed the Exhibits in their entirety without the redacted portions.

Form 8-K/A filed on November 1, 2011

Exhibit 99.1

39.

Where a comment is proposed on the interim financial statements and may also apply to the annual statements please make the appropriate revisions, where applicable.

RESPONSE:  We have revised the Filing accordingly.

Unaudited Consolidated Financial statements

40.

Please amend your Form 8-K to include the statements of changes in shareholders’ equity for the interim period presented of Singapore Volition Pte. Ltd.

RESPONSE:  We have revised the Filing to include the financial statements for the interim period ended September 30, 2011 as Exhibit 99.03.  The statements of changes in shareholders’ equity for the interim period are on page 5 of Exhibit 99.03.

Consolidated Statement of Cash Flows, page 4

41.

Please tell us how you present the ValiBio SA acquisition in your statement of cash flows and explain why the acquisition is not one line item in the investing activities section of this statement. Tell us how you considered FASB ASC 230-10-45-13.

RESPONSE:  FASB ASC 230-10-45-13 c states “Payments at the time of purchase or soon before or after purchase to acquire property, plant, and equipment and other productive assets, including interest capitalized as part of the cost of those assets. Generally, only advance payments, the down payment, or other amounts paid at the time of purchase or soon before or after purchase of property, plant, and equipment and other productive assets are investing cash outflows. However, incurring directly related debt to the seller is a financing transaction (see paragraphs 230-10-45-14 through 45-15), and subsequent payments of principal on that debt thus are financing cash outflows.”

We purchased ValiBio SA and incurred a note payable in the amount of $1,000,000.  Because the amount was not paid at the time of purchase or soon after, we determined that it was debt incurred to the seller which is a financing transaction.  The amount of the note incurred to acquire ValiBio was included within our non-cash financing disclosures.  We do acknowledge that our supplemental disclosures of cash flow information is incorrect under the non-cash financing activities section.  We have updated the amount of debt incurred in the acquisition of the subsidiary from $900,000 to $1,000,000 to reflect the entire note entered into.  See our revised Statements of Cash Flows on Page 5 of Exhibit 99.01 and Page 4 of Exhibit 99.03.

42.

You present on your statement of cash flows that you issued shares to settle debt of $318,244 during the six months ending June 30, 2011 and $753,404 from the date of inception to June 30, 2011. We further note your related party loan balance decreased from December 31, 2010 to June 30, 2011. Tell us if the shares issued to pay down debt were issued to related parties in payment of your debt to them. If so, please disclose the number of shares issued and the fair value used to for settlement.

RESPONSE:  Please note that all numbers to be discussed will relate to the period ended September 30, 2011, rather than June 30, 2011.  During the review of our interim financial statements as of September 30, 2011 by our registered independent public accountant, it was determined that the shares previously disclosed as being issued for debt were in fact issued for services.  No debt owed to related parties as of December 31, 2011 was extinguished via the issuance of equity instruments in subsequent periods.  Reductions were the result of cash payments.

See our revised Statements of Cash Flows on Page 4 of Exhibit 99.03 as well as Pages 7-8 of Exhibit 99.03.

Notes to Financial Statements, page 5

2. Summary of Significant Accounting Policies, page 5

g) Foreign Currency Translation, page 6

43.

Please clarify whether your functional and reporting currency is the Euro or the U.S. dollar. In this paragraph you disclose that your functional currency is the U.S. dollar but on page seven under i) Comprehensive loss you disclose recording the effects of foreign currency translation from the Euro to the U.S. dollar.

RESPONSE:  We have revised Page 8 of Exhibit 99.01 to include the following language:

“The Company’s functional currency is the Euro and its reporting currency is the United States dollar. Management has adopted ASC 830-20, “Foreign Currency Matters – Foreign Currency Transactions”. All assets and liabilities denominated in foreign currencies are translated using the exchange rate prevailing at the balance sheet date. For revenues and expenses, the weighted average exchange rate for the period is used.  Gains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in other comprehensive income (loss).”

3. Acquisition of ValiBio SA, page 8

44.

We note the assets acquired in the acquisition of ValiBio SA in October 2010 represented 83% of Singapore Volition’s total assets at December 31, 2010. Please tell us how you considered whether ValiBio SA should be presented as a predecessor to Singapore Volitions. Please tell us how your presentation of ValiBio is appropriate and how you determined that the historical financial information of ValiBio should not be presented as Singapore Volition’s predecessor.

RESPONSE:  In evaluating the acquisition, the Company first used ASC 805-10-55-11 through 15 as guidance.  The applicable points are listed below with the analysis we performed.

A)

Standard 55-11 In a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities.

In our case, Singapore Volition transferred the assets (specifically incurred liabilities which are subsequently being paid in both cash and equity).

B)

Standard 55-12 In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree. Subtopic 805-40 provides guidance on accounting for reverse acquisitions. Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests, including the following:

This was not the case in our merger.  A note was exchanged where a portion was to be paid in cash (subsequent payments in cash have been made) and equity.  We noted that the shareholders of Singapore Volition would control over 90% of the new combined entity and therefore, equity transferred did not give a controlling interest to the former shareholders of ValiBio.  Additionally, the composition of senior management and the governing body of the combined entity is that of Singapore Volition and not of ValiBio.

C)

Standard 55-13   The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.

In this case, ValiBio is the larger entity.  Other pertinent facts considered include the fact that Singapore Volition was in the development stage at the time of acquisition and it was expected its assets would be comparatively small.  Also, ValiBio was a subsidiary of a larger organization and did not operate on its own as a viable entity.  It was a separate legal entity in form only and was not able to operate independent of its parent operation.  Presenting ValiBio as the predecessor would have included information that would not be relevant to the combined firm.  Inputs and processes were purchased and therefore a business was purchased (ASC 805-10-55-4) but new management with its own capital resources and business plan would be the critical component of the continued success of those inputs and processes.

In our analysis, two of the three relevant factors were in favor of Singapore Volition being the acquirer.  The third factor, while not concretely in favor of Singapore Volition, was in substance in favor of Singapore Volition.  Additional factors include the fact that the entities involved in the merger were independent and the sale was negotiated entirely at arms length.  These factors led us to determine that Singapore Volition was the acquirer and ValiBio should not be presented as Singapore Volition’s predecessor.

45.

Please tell us and disclose the reasons for the changes in the amount owed to ValiRX PLC for your acquisition of ValiBio SA from $900,000 at December 321, 2010 to $1,376,632 at June 30, 2011. Tell us why this increase was not reflected in your purchase price allocation.

RESPONSE:  We have revised the Balance Sheets on Page 2 of Exhibit 99.03 to indicate that the balance is $1,110,000.  The change is comprised of the addition of $510,000 related to the purchase of additional patents from ValiRX and repayments of $300,000.

We have also revised Page 8 of Exhibit 99.03 to include the following language:

“Related Party Notes Payable

As at September 30, 2011, the Company owed $1,110,000 (2010 - $900,000) to ValiRX Plc.  Of this amount $600,000 relates to the acquisition of ValiBio SA and $510,000 relates to the acquisition of further licenses and patent rights in June 2011 (see Note 4). These amounts are non-interest bearing and secured against the shares of ValiBio SA, and due by issuance of common shares of the Company once the Company becomes a publicly-listed entity.

During the nine months ended September 30, 2011, the Company made repayments of $255,807 and assumed an additional $510,000 in relation to acquisition of further licenses and patent rights (see Note 4).  During the period, the Company paid various accounts payable totaling $44,193 on behalf of ValiBio SA.  Accordingly, the Company had reduced the amount owed to ValiBio by $44,193.”

5. Intangible Assets, page 9

46.

Please tell us and disclose why you recorded an increase of $552,682 to intangible assets, net, as of June 30, 2011.

RESPONSE:  The increase is due to the acquisition of $510,000 worth of additional patents and licenses during June 2011.  This amount, less amortization and effect of currency translations from Euro to USD, comprises the entire difference.

We have revised Page 7 of Exhibit 99.03 to include the following language:

“Note 4 - Acquisitions and Subsidiaries

On September 22, 2010, the Company entered into a purchase agreement to acquire 100% of the outstanding shares of ValiBio SA from ValiRx Plc in exchange for $400,000 and issuance of common shares of the Company with a fair value of $600,000, issuable when the Company becomes a publicly-listed company.  The agreement closed on October 11, 2010.  Subsequent to the completion of the purchase, the Company changed the name of ValiBio SA to Belgian Volition SA.

The Company allocated the purchase price to the acquired assets and liabilities.  It was determined that the carrying value of these assets approximated their fair value at acquisition. The remaining purchase price was then allocated to the acquired intellectual property, namely patents.

Fair value of ValiBio SA net assets:	$

Cash and cash equivalents	(68)
Other current assets	34,526
Property and equipment	1,887
Intangible assets/patents	1,218,297
Accounts payable and other liabilities	(254,642)

Net assets on acquisition	1,000,000
Purchase price	(1,000,000)

Excess of fair value of net assets over purchase price	–

On June 19, 2011, the Company amended its purchase agreement with Valirx Plc to include the purchase of additional patents in exchange for an additional $510,000 payable in shares of the Company’s common stock.  The additional patents have been included within the Company’s intangible assets.

As of September 30, 2011, the Company owed $1,110,000 to be paid in shares of the Company’s common stock to ValiRX Plc as part of the acquisition of ValiBio SA and the additional patents (see Note 5).

On March 7, 2011, the Company formed Hypergenomics Pte Ltd. as a wholly-owned subsidiary which is a limited private company domiciled in Singapore.  The purpose of the formation was to hold and develop a segment of the acquired patents.”

9. Commitments and Contingencies, page 10

47.

Please tell us and disclose the nature and material terms of the grant repayable of $694,707 you have recorded as a liability on your balance sheet at June 30, 2011 and the $657,950 grant received presented as a financing activity in your statement of cash flows. To the extent some portion of this includes the funds received from the Walloon Region government please state this fact and explain why the amounts disclosed in Note 9.a) do not reconcile with amounts in your financial statements, if applicable. Include the basis in U.S. GAAP for your accounting treatment with your response.

RESPONSE:  The nature of the grant is to help fund the Company’s research endeavors.  We have revised Page 8 of Exhibit 99.03 to describe the material terms of the agreement and to include the following language:

“Note 6 – Grant Repayable

Walloon Region Grant

On March 16, 2010, the Company entered into an agreement with the Walloon Region government in Belgium wherein the Walloon Region would fund up to a maximum of $1,424,993 (€1,048,020) to help fund the research endeavors of the Company.  The Walloon Region agreed to provide working capital of $570,095 (€419,280), which was received by the Company during January 2011.  Additional funds have continued to be provided for approved expenditures.  The Company will be obligated to pay a minimum of $427,498 (€314,406) if the project is deemed to be a failure under the terms of the agreement.  If the project is deemed a success, the Company will pay both the minimum of $427,498 (€314,406) and a 6% royalty on all relevant sales. The maximum amount payable due to the Walloon Region is twice the amount of funding received.

All amounts received under the grant will be recorded as a grant repayable until a determination as to the success of the project is determined.  As at September 30, 2011, the Company had received a total of $653,563 (€480,667) in grants which is reflected as a grant repayable.”

10. Subsequent Events, page 11

48.

Please revise and provide the date through which subsequent events were evaluated as required by FASB ASC 855-10-50-1.

RESPONSE:  We revised Page 9 of Exhibit 99.03 to include the following language:

“Note 9 - Subsequent Events

In accordance with ASC 855 Company management reviewed all material events through January 9, 2012 and determined that there are no material subsequent events to report other than those listed below.

On September 26, 2011, the Company entered into a share exchange agreement with Standard Capital Corporation (“SCC”) whereby SCC acquired 6,908,652 (100 percent) of the issued and outstanding common shares of the Company in exchange for 6,908,652 common shares of SCC. Upon completion of the transaction, the former shareholders of the Company owned 6,908,652 shares of the Company’s common stock, representing approximately 85% of the outstanding common stock of the Company.  As a result, the acquisition has been recorded as a reverse merger with the Company being treated as the accounting acquirer and SCC as the legal acquirer (accounting acquiree).”

49.

We note that you issued 350,000 shares in exchange for services valued at a $0.30 per share on September 8, 2011. Please tell us how you determined the fair value for these shares and cite the authoritative guidance used to support your valuation and accounting. In your response, please tell us how the values of other recently issued shares were considered when determining the fair value of shares issued in exchange for services. For example, you issued 46,238 shares for services on September 5, 2011 at $1.00 per share and 84,166 shares on September 23, 2011 for cash at $1.20 per share.

RESPONSE:   During the review of our interim financial statements as of September 30, 2011 by our registered independent public accountant, we determined that the previous share price of $0.30 per share was not an appropriate valuation.  We have revised that valuation to $1.00 per share.  This revised valuation is based on the recent issuances of stock for cash at $1.00 per share.  We believe that this valuation of $1.00 is more closely in agreement with guidance found at ASC 505-50-30-2.  Please see our response to Comment 51 for our revised disclosure.

Exhibit 99.2

7. Common Stock, page 12

50.

We note the issuance of 3.5 million shares for services at a fair value of $0.10 per share on August 17, 2010. Please tell us how you determined the fair value for these shares and cite the authoritative guidance used to supports your valuation and accounting. In your response, please tell us how the value of other issuances was considered when determining the fair value of shares issued in exchange for services. For example, you issued 8,000 shares for services on December 29, 2010 at $0.50 per share. Please explain how your share price went from $0.10 in August 2010 to $0.50 in December 2010.

RESPONSE:  Regarding the valuation of the 3.5 million shares issued for services at a fair value of $0.10 per share, the Company used the following methodology in accordance with ASC 505-50-30-2 which states “share-based payment transactions with nonemployees shall be measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.”

At the time of the share issuance, our company was still private with no market for our common stock.  Also, the only prior issuances of stock were to founders with no cash sales of stock taken place which would have provided a reliable measure for the fair value of the stock.  Accordingly, we determined that the value of the services provided was more reliably measurable.

More than two months later, we began issuing stock for cash at a price of $0.50 per share.  Once a cash price was established, this cash price was used as the most readily determinable value for shares issued for services, assuming no other pertinent information was available to more accurately value the shares.   We sold shares in October, November, and December for cash at $0.50 per share and all issuance for services during that period were valued at $0.50 per share.

10. Subsequent Events, page 13

51.

You disclose that subsequent to year end, you issued 1,978,959 shares of common stock for $1.7 million ($0.85/share) and 784,736 shares for $467,482 ($0.59/share). You do not disclose this information in your interim statement footnote 7 (Exhibit 99.1). Please revise to disclose these issuances in your financial statements for the interim period of 2011. Please also address how the share price of $0.85 and $0.59 compares to the shares issued and disclosed in note 7 of your June 30, 2011 statements. In this regard, the shares issued during 2010 were issued at a range between $0.10 and $0.50 and shares issued during your second quarter were issued at a range between $0.50 and $1.00. Tell us how these shares were valued and how you considered historical pricing of share issuances.

RESPONSE:  Please note that our interim statements have been updated to include information through the nine month period ended September 30, 2011.  Regarding the valuation of shares issued for services subsequent to December 31, 2010, the Company valued those shares based on the most recent cash issuance immediately preceding any issuance for services.  Due to the fact that the Company was private through September 30, 2011 and no market existed for the shares, this was determined to be the most readily determinable value in accordance with ASC 718-10-30-3 and ASC 505-50-30-2.

We have revised Page 13 of Exhibit 99.01 to include the following language:

“10.

Subsequent Events

a)

Subsequent to the period end, the Company has issued 1,978,959 shares of common stock at prices ranging from $0.50 to $1.20 per share for net cash proceeds of $1,685,850, of which $30,000 was received prior to December 31, 2010.

b)

Subsequent to the period end, the Company has issued 434,726 shares of common stock at prices ranging from $0.50 to $1.00 per share for services with a fair value of $362,484. Values were based on the most recent cash issuance prices relative to the grant date as this was determined to be the most readily determinable value in accordance with ASC  718 and ASC 505.

Subsequent to the period end, the Company also issued 350,000 shares of common stock to a related party in advance for research and development and investment relation services to be performed over a five year period.  The shares were valued at $1.00 per share based on the most recent cash issuance prices relative to the grant date as this was determined to be the most readily determinable value in accordance with ASC 718 and ASC 505.

The Company will expense the shares monthly as services are provided.  Because the shares are fully vested and non-forfeitable, the shares were valued based on the current market price on the grant date and will be amortized over the life of the agreement.

c)

On September 26, 2011, the Company entered into a share exchange agreement with Standard Capital Corporation (“SCC”) whereby SCC acquired 6,908,652 (100 percent) of the issued and outstanding common shares of the Company in exchange for 6,908,652 common shares of SCC. Upon completion of the transaction, the former shareholders of the Company owned 6,908,652 shares of the Company’s common stock, representing approximately 85% of the outstanding common stock of the Company.  As a result, the acquisition has been recorded as a reverse merger with the Company being treated as the accounting acquirer and SCC as the legal acquirer (accounting acquiree).”

Exhibit 99.3

2. Business Acquisition, page 6

52.

We note you disclose here the share exchange was accounted for as a reverse takeover. We also note that you further disclose here and at the bottom of the previous page five that you applied the acquisition method for business combinations. These are two accounting methods have significantly different impact when applied to financial statements. Please tell us and revise your disclosure to explain which of the accounting methods was actually applied. If the reverse acquisition method of accounting is applied please further clarify your existing disclosure to state this was deemed to be a capital transaction rather than a business combination that you recorded the carryover value of assets and liabilities of the former reporting company and the retained earnings will reflect that of the operating company. Also remove any disclosures referencing purchase price allocations as this is only applicable under the acquisition method of accounting.

RESPONSE:  The transaction was recorded as a reverse acquisition.  We revised Pages 5-6 of Exhibit 99.02 to include the following language:

“The unaudited pro forma financial statements are not intended to reflect the results of operations or the financial position of Volition RX Limited which would have actually resulted had the proposed transaction been effected on the dates indicated. Further, the unaudited pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future. The pro forma adjustments and allocations are based in part on provisional estimates of the fair value of the assets acquired and liabilities assumed. Any final adjustments may change the allocation of purchase price which could affect the fair value assigned to the assets and liabilities and could result in a change to the unaudited pro forma consolidated financial statements.

2.

Business Acquisition

On September 26, 2011, the Company entered into a share exchange agreement with Singapore and the shareholders of all of the issued and outstanding common shares of Singapore.  The share exchange agreement closed on October 6, 2011.

Pursuant to the agreement, SCC acquired all of the outstanding shares of common stock of Singapore (6,908,652 common shares) by issuing 6,908,652 common shares  As a result of the share exchange, the former shareholders of Singapore will control approximately 85% of the issued and outstanding common shares of SCC.  The transaction was accounted for as a reverse merger with Singapore being treated as the acquirer pursuant to Accounting Standards Codification (“ASC”) 805-40, Business Combinations – Reverse Acquisitions and as such, the acquisition was deemed to be a capital transaction rather than a business combination.   Accordingly, Singapore is deemed to be the purchaser for accounting purposes and these pro forma financial statements are presented as a continuation of Singapore.   All assets and liabilities will be recorded at carryover values from SCC and the retained earnings and comparative operating history will reflect that of Singapore. As a result, no goodwill or intangible asset was recorded.  The reverse merger transaction was treated as the issuance of equity by Singapore for the acquisition of SCC’s net assets.”

In connection with the Company’s responding to the comments set forth in the November 23, 2011 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

VolitionRX Limited

/s/ Cameron Reynolds

By: Cameron Reynolds

Title:  President and Chief Executive Officer